Will H. Cai

+852 3758 1210

wcai@cooley.com

June 17, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Jane Park

Mr. Jason Drory

Re:	Gracell Biotechnologies Inc.

Amendment No. 1 to Registration Statement on Form F-3

Filed May 19, 2022

File No. 333-264545

Ladies and Gentlemen:

On behalf of our client, Gracell Biotechnologies Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated June 1, 2022, relating to the above referenced Amendment No. 1 to Registration Statement on Form F-3. Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) and exhibit(s) with the Commission.

Set forth below are the Company’s responses to the Staff’s comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Amendment No. 2. Capitalized terms used but not defined herein are used herein as defined in the Amendment No. 2.

Amendment No. 1 to Registration Statement on Form F-3 filed May 19, 2022

Cover Page

1.

We acknowledge your revised disclosure in response to our prior comment 1. Please revise to disclose that you were conclusively identified by the Commission under the HFCAA, as listed on https://www.sec.gov/hfcaa. Please also revise your disclosure in the sales agreement prospectus accordingly.

In response to the Staff’s comment, the Company has revised the cover pages and pages 8 and 26 of the Amendment No. 2 and the cover pages and page S-8 of the corresponding sales agreement prospectus supplement.

June 17, 2022

2.

We note your response to our prior comment 2, which we reissue. Please revise your disclosure on the cover page to specifically address regulatory actions and recent public statements made by China’s government related to the regulation of business operations in China with little advance notice. Please also provide a specific cross-reference to your detailed discussion of risks facing the company as a result of your auditor being subject to the determinations announced by the PCAOB on December 16, 2021. We note that your disclosure references “Risks Related to Doing Business in China” more generally. Please also revise your disclosure in the sales agreement prospectus accordingly.

In response to the Staff’s comment, the Company has revised the cover pages of the Amendment No. 2 and the cover pages of the corresponding sales agreement prospectus supplement.

Our Company, page 4

3.

We acknowledge your revised disclosure in response to our prior comment 4, which we reissue in part. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. We refer to your disclosure that you exercise effective control and receive economic benefits of the VIE and its subsidiary’s operations on pages 5 through 7. Additionally, please revise to include disclosure in the Summary that you are the primary beneficiary of the VIE and its subsidiary for accounting purposes. In addition, please clarify that shareholders would not hold any ownership interest, direct or indirect, in the VIE and its subsidiary in China and would merely have a contractual relationship with that operating company. Please revise here and in the sales agreement prospectus accordingly.

In response to the Staff’s comment, the Company has revised the cover pages, pages 4, 5, 7, 10, 28, 29 of the Amendment No. 2 and the cover pages and pages S-5, 6, 7 and 10 of the corresponding sales agreement prospectus supplement.

4.

We note your revised disclosure in response to our prior comment 7, which we reissue in part. Please update your disclosure here, on the cover page and in the sales agreement prospectus to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

In response to the Staff’s comment, the Company has revised the cover pages and pages 7 and 8 of the Amendment No. 2 and the cover pages and page S-8 of the corresponding sales agreement prospectus supplement.

Permissions Required from the PRC Authorities for Our Issuance of Securities to Foreign Investors, page 15

5.

We acknowledge your response to our prior comment 8, which we reissue in part. Please revise to include disclosure here that the Cybersecurity Review Measures, which were promulgated by the CAC and several other regulatory authorities in China, became effective on February 15, 2022. We refer to your disclosure on page 23. Revise your disclosure for the sales agreement prospectus accordingly.

In response to the Staff’s comment, the Company has revised page 9 of the Amendment No. 2 and page S-9 of the corresponding sales agreement prospectus supplement.

*            *             *

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

If you have any questions regarding the response letter, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

cc:	William Wei Cao, Chairman and Chief Executive Officer, Gracell Biotechnologies Inc.

Yili Kevin Xie, Chief Financial Officer, Gracell Biotechnologies Inc.

Jane Kong, Partner, PricewaterhouseCoopers Zhong Tian LLP

Yasin Keshvargar, Esq., Partner, Davis Polk & Wardwell LLP

Xuelin (Steve) Wang, Esq. Partner, Davis Polk & Wardwell LLP